Room 4561

January 5, 2007

Cery B. Perle, Chief Executive Officer
Spare Backup, Inc.
73061 El Paseo, Suite 202
Palm Desert, CA 92260

> **RE:** **Spare Backup, Inc.**
> **Registration Statement on Form SB-2**
> **File No. 333-139138**
> **Filed on December 6, 2006**
>
> **Form 10-QSB for the quarter ended September 30, 2006**
> **Filed on November 14, 2006**
>
> **Form 10-KSB for the year ended December 31, 2005**
> **Filed on April 14, 2006**

Dear Mr. Perle:

This is to advise you that we have limited our review of the above filings to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2

General

1. We note the registration statement covers the resale of 20,000 shares of common stock that you may issue for payment of interest on a 12.5% convertible subordinated debenture. In this regard, disclosure on page 52 indicates that "interest is payable in cash or shares of common stock . . . ." Similar disclosure on page 53 also indicates that: "[t]he debentures are convertible at the option of the holder into shares of our common stock . . . ." Also, section 1of the debenture filed with your Form 8-K dated May 5, 2005 indicates the same. As a general matter, a resale registration statement for the resale of shares underlying future interest payments is only appropriate if the holder of the debt instrument lacks control over whether the future interest payments will be made in stock or in cash. As such, please provide us with an analysis as to why you believe that the offer and sale of the interest shares was complete when you filed the resale registration statement. In your analysis, please discuss whether the holder of the note is irrevocably bound to receive the common stock issuable in lieu of cash and whether they are entitled to make additional investment decisions with respect to the interest payments. Finally, please be advised that you may not rely on Rule 416 to register the shares underlying any interest accrued. Please confirm your understanding of this position.

Executive Compensation, page 43

2. Please provide Item 402 disclosure for the year ended December 31, 2006. If bonus amounts for this year have not yet been determined, this should be noted in a footnote together with disclosure regarding the date the bonus will be determined, any formula or criteria that will be used and any other pertinent information. Refer to CF Tel. Interp. J.8B. Please note that your revised disclosure should comply with the Commission's New Executive Compensation and Related Person Disclosure Rules.

Selling Securityholders, page 56

3. We note disclosure on page 71, which indicates that two broker-dealers received transaction-based compensation. One of these entities, Brookstreet Securities, appears to also have purchased a convertible promissory note in June 2006. Please be advised that all selling securityholders who are registered broker dealers who did not receive their securities as compensation for investment banking or similar services should be identified as underwriters. With respect to affiliates of broker-dealers, please disclose whether at the time of the purchase of the securities to be resold, the seller purchased in the ordinary course of business and

had any agreements or understandings, directly or indirectly, with any person to distribute the securities. Please advise.

Plan of Distribution, page 71

4. You indicate that selling shareholders may engage in settlement of short sales entered into after the effective date. In your response letter, please advise us that Spare Backup, Inc. and the selling securityholders are aware of CF Tel. Interp. A.65.

Part II – Information Not Required in Prospectus

Undertakings

5. Please provide all applicable undertakings contained in Item 512(g) of Regulation S-B.

Exhibits

Legality Opinion

6. Revise the legality opinion so that it accurately reflects the number of shares covered by the registration statement. Currently, the opinion refers to 60,000 shares issuable upon the conversion of a $15,000 principal amount 12.5% convertible subordinated promissory note or for interest under the note and 16,559,509 shares of common stock issuable upon the exercise of common stock purchase warrants. These numbers do not appear to correspond to the number of shares identified in the prospectus.

Signatures

7. It appears that Mr. Perle should sign the registration statement in his capacities as principal financial officer as well as principal accounting officer.

Form 10-QSB for the quarter ended September 30, 2006

Item 3.   Controls and Procedures

8. We note your disclosure that your CEO has concluded that your disclosure controls and procedures are effective for timely gathering, analyzing and disclosing the information we are required to disclose in our reports filed under the Securities Exchange Act of 1934, as amended. Revise to clarify, if true, the following:

        a.   Your officers concluded that the company's disclosure controls and procedures are effective to give reasonable assurance that the information required to be disclosed by the company in reports that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms;

        b.   Your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

      See Exchange Act Rule 13a-15(e).

Form 10-KSB for the year ended December 31, 2005

Item 8A.   Controls and Procedures

9. Revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

10. You state that during the period covered by this report, there have not been any 'significant changes' in our internal controls . . . or in factors that could significantly affect our internal controls . . . ." Please note that Rule 13a-15(d) requires the disclosure of "any" change in your internal controls. Tell us whether there *were* changes in your internal control over financial reporting that occurred during the applicable period that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. We note that the appropriate language was included in your Form 10-QSB for September 30, 2006.

                      *   *   *   *

      As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters

Cery B. Perle
Spare Backup, Inc.
January 5, 2007
Page - 5 -

greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Act and Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of your registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jay Ingram at (202) 551-3397 with any questions. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc.   James Schneider, Esq.
          by facsimile at 561-361-9612